Exhibit (d)(7)

New York Life Insurance and Annuity Corporation

1[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware )

2[800-598-2019] 3[www.newyorklife.com]

WAIVER OF SPECIFIED PREMIUM (WSP) RIDER

This rider is made part of the Policy to which it is attached and becomes part of the entire contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

4[ ]	4[ ]
4[President]	4[Secretary]

Glossary of Terms

Adjusted WSP Amount	The WSP Amount will be reduced by any Premium Expense Charge required under the Base Policy prior to payment.

Policy Anniversary	The anniversary of the Base Policy’s Policy Date. A Policy Anniversary starts a new Policy Year.

Base Policy	The policy to which this rider is attached.

Maximum WSP Amount	This is the maximum allowable WSP Amount as shown on this rider’s Specifications Page.

Service Office	The office that services your policy. The mailing address and phone number of our Service Office(s) is listed on your quarterly policy summary, prospectus, or any other correspondence we may send you.

WSP Amount

This is the specified premium amount that will be paid into the Base Policy on each Monthly Deduction Day if the Insured suffers from a Total Disability lasting at least six (6) consecutive months while this rider is in force. This is shown on this rider’s Specifications Page.

WSP Factor

This is a component used to calculate the monthly cost for this rider. The Insured’s particular medical condition, avocation and/or occupation may affect the WSP Factor. It is shown on this rider’s Specifications Page.

WSP Rate	This is a component used to calculate the monthly cost for this rider. It can change, but will never be more than the maximum guaranteed rate, as shown on this rider’s Specifications Page.

WSP Rider Charge	This is the monthly charge for this rider.

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Benefit

In the event the Insured becomes Totally Disabled while this rider is in effect, we will make payments of the WSP Amount, up to the Maximum WSP Amount, on each Monthly Deduction Day as a payment to the Base Policy, and will waive the deduction of any WSP Rider Charges, as described below. We will deduct a Premium Expense Charge required under the Base Policy from any WSP Amount paid to you (the “Adjusted WSP Amount”). The Adjusted WSP Amount will be applied to the Base Policy’s Investment Options, in accordance with your premium allocation election in effect at that time.

We will continue these benefits until the earliest of the following:

a)	we have determined that the Insured’s Total Disability has ended; or
b)	the Base Policy Anniversary on which the Insured is Attained Age 65; or
c)	the rider is cancelled; or
d)	the Base Policy ends or is surrendered.

Rider benefits will not begin until we:

(a) receive due proof in Good Order, as described below, that the Insured has had a Total Disability for a period of six

(6) consecutive months (the “Waiting Period”), and

(b) have approved your claim of the Insured’s Total Disability.

The first benefit payment will include a one-time lump sum that covers any Adjusted WSP Amount that would have been paid from the beginning of the Insured’s Total Disability, as well as a credit for any WSP Rider Charges that were deducted during this period. The subsequent benefit payments will consist of payment of the Adjusted WSP Amount into the Base Policy on each Monthly Deduction Day. Monthly rider charges are waived during any period when the WSP Amount is being paid. All benefit payments under this rider will be applied according to your premium allocation instructions.

If your Base Policy lapses during the Waiting Period, we will reinstate it without evidence of insurability provided that a Total Disability began on or before the start of the Late Period under the Base Policy. If a Total Disability began after the start of the Late Period under the Base Policy, any unpaid Monthly Deduction Charges due prior to the start of Total Disability must be paid before we will approve a claim of Total Disability.

The WSP rider may not prevent your Base Policy from lapsing. Although we will apply the WSP Amount, up to the Maximum WSP Amount, as payments to the Base Policy, we will also continue to deduct applicable Monthly Deduction Charges. You may be required to pay additional premiums to maintain your Base Policy in force.

Total Disability

Total Disability means the following:

a)

During the first 24 months of disability, the Insured cannot do any of the substantial and material duties of his or her job as a result of disease or accidental bodily injury. After the first 24 months of disability, the Insured cannot do any of the substantial and material duties of his or her job, or any other job for which he or she is or becomes suited based on education, training, or experience, as a result of disease or accidental bodily injury. If the Insured can do some but not all of the substantial and material duties, the disability is not total and the rider benefits will not be paid.

b)	The Insured is a minor and is required by law to attend school, but he or she is not able to attend school as a result of disease or accidental bodily injury.

c)	The Insured’s total loss of the sight of both eyes or the use of both hands, both feet, or one hand and one foot which starts while this rider is in effect.

Proof of Total Disability Notice and due proof of this condition must be given to us in Good Order, in a written form we approve and within a reasonable period of time while the Insured is living and Totally Disabled. As part of this due proof requirement, we may require that the Insured be examined by a physician or healthcare provider we

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designate, at our expense. Verification may also include a review of the medical facts and other records that can substantiate the proof of the Insured’s condition. We will only use this method of verification to determine eligibility at the start of a claim or upon review of the Insured’s continued Total Disability.

After we have paid benefits under this rider for 24 consecutive months, we will not require this proof more than once each year.

The fact that the insured may be receiving, or is eligible to receive, disability benefits under any governmental or private disability policy or program does not constitute due proof of Total Disability under this rider.

If due proof of the Insured’s Total Disability is received after 24 months following the onset of the Total Disability, we will only pay this rider’s benefit for a period of 24 months prior to the date we receive such due proof.

WSP Amount

The WSP Amount is shown on this rider’s Specifications Page. On the issue date of the WSP Rider, the WSP Amount is based on: (a) the Face Amount of the Base Policy and (b) the Insured’s Issue Age, gender, and risk classification. The WSP Amount will be recalculated (increased or decreased) when one or more of the following changes occur(s): (a) the Face Amount of the Base Policy changes due to, without limitation, a Face Amount Increase or Decrease and/or a partial surrender; and/or (b) the Insured’s class of risk on the Base Policy changes. The WSP Amount and any recalculations to such amount may not exceed the Maximum WSP Amount listed on this rider’s Specifications Page. Any increase or decrease to the WSP Amount will take effect beginning on the Monthly Deduction Day on or after the date of the recalculation and we will provide you with new Specifications Pages to reflect that recalculation.

The Attained Age of the Insured will be applied with respect to each Face Amount Increase under the Base Policy to determine the appropriate WSP Amount, WSP Rate and WSP Rider Charge, as shown in the Monthly Cost For This Rider section.

Once the Benefit Period begins, the WSP Amount will not increase or decrease due to any of the changes indicated above. Once the period of Total Disability ends, the WSP Amount will be recalculated to reflect any such changes that may have occurred during the benefit period.

Exclusions

We will not pay any benefits under this rider in connection with any of the following Total Disabilities:

a)	Those that start at a time when this rider is not in effect.

b)	Those that start prior to the fifth birthday of the Insured.

c)	Those that are caused or contributed to by any attempt at suicide, or intentionally self inflicted injury, while sane or insane.

d)

Those that are caused, by any kind of war, declared or not, or by any act incident to a war or to an armed conflict involving the armed forces of one or more countries while the Insured is a member of those armed forces.

e)	Those that are caused or contributed to by active participation in a riot, insurrection or terrorist activity.

f)	Those that are caused or contributed to by committing or attempting to commit a felony.

g)	Those that are caused or materially contributed to by voluntary intake or use by any means of:

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i.	Any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or

ii.	Poison, gas or fumes, unless a direct result of an occupational accident.

h)	Those that are caused or contributed to by intoxication as defined by the jurisdiction where the Total Disability occurred.

i)	Those that are caused or materially contributed to by participation in an illegal occupation or activity.

j)	Those that start on or after the Policy Anniversary on which the Insured is age 65.

Rider Charge

The monthly charge for this rider is equal to (a) x (b) x (c), where:

a)	equals the WSP Rate;
b)	equals the WSP Factor; and
c)	equals the WSP Amount.

The WSP Rate is based on:

a)	the Insured’s gender; and
b)	the Insured’s age at the time of either:
i.	WSP Rider issue; or
ii.	each subsequent Face Amount increase to the Base Policy; and
c)	our future expectations for investment earnings, mortality, morbidity, persistency, taxes and expenses.

A separate WSP Rate, WSP Factor and WSP Amount applies to:

a)	the Face Amount of the Base Policy when the WSP Rider is issued; and
b)	each subsequent Face Amount Increase under the Base Policy.

The cumulative amount of these WSP Rider Charge(s) is deducted from the Cash Value of the Base Policy on each Monthly Deduction Day when the WSP Rider is in effect, except during a period of Total Disability.

The actual WSP Rate will be set by us in advance at least once a year, in accordance with the procedures and standards on file with the insurance department in the state or district in which the WSP Rider or Base Policy is/are delivered. Any change to these rates will be made on a uniform basis for Insureds of the same classification, such as attained age and gender. These changes will be based on future expectations for investment earnings, mortality, morbidity, persistency, taxes and expenses.

General Provisions

Values This rider does not have cash or loan value.

Contestable Period of this Rider We will not contest this rider after it has been in effect during the lifetime of the Insured for from its Issue Date, except for:

a)	Total Disability of the Insured within 24 months of the rider’s issue date; or

b)	Fraud in the procurement of this rider, when permitted by the state where the Base Policy to which it is attached was delivered.

We also have no right to contest any increase to the WSP Amount (resulting from any increase to the Face Amount of the Base Policy) during the lifetime of the Insured for 24 months after the effective date of such increase, unless the Insured has a Total Disability within 24 months of the date of such increase.

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If the WSP Rider ends, and is reinstated, we will not contest the WSP Rider as to statements made in the application for reinstatement, after it has been in effect during the lifetime of the Insured for two (2) years from the date of reinstatement.

Dates and Amounts This rider and the Base Policy have the same Issue Date, unless this rider is added to a policy that is already in effect.

If this rider is added to a policy that is already in effect, we will send you a rider that shows the relevant information for this rider.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, it qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

When This Rider Will End You may cancel this rider at any time by sending a written request in Good Order to our Service Office for variable products, or by any other method we make available to you. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If you request cancellation of this rider, it may not be added again at a later date.

This rider will also end on the earliest of the following dates:

a)	the date the Base Policy ends due to termination of the Base Policy or death of the Insured; or

b)	the date we receive your request to fully surrender the Base Policy; or

c)	the Anniversary on which the Insured is age 65, or;

d)	the next Monthly Deduction Day, on or after the date we receive your signed notice to cancel this rider.

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New York Life Insurance and Annuity Corporation

WAIVER OF SPECIFIED PREMIUM RIDER (WSP)

Owner: 1[Owner]	Policy Number: 2[00 000 000]
Insured: 3[Insured]

WSP Amount*: $4[269.07];                                         ($ 4[3,228.84] on an Annual Basis)

Maximum WSP Amount:                $5[12,500] per Month OR $5[150,000] on an Annual Basis

WSP Rate:            $ 6[47.40] per thousand of WSP Amount

WSP Factor:        7[1]

Maximum WSP Factor: 3

*	The WSP Amount shown on a monthly basis will be applied on each Monthly Deduction Day.

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